Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(dollars in thousands)
Income before provision for income taxes	$314,780	$285,148	$123,952	$67,781	$53,525
Interest incurred	73,208	59,024	47,188	26,783	21,908
Less interest capitalized	(73,208)	(59,024)	(47,188)	(26,783)	(21,681)
Amortization of capitalized interest included in cost of sales	55,748	62,671	36,376	28,109	20,537
Cash distributions of income from unconsolidated joint ventures	2,708	—	37,501	24,621	18,404
Less equity in (income) loss of unconsolidated joint ventures	(4,301)	699	(31,236)	(27,748)	(22,384)

Earnings	$368,935	$348,518	$166,593	$92,763	$70,309

Interest incurred
Interest expensed	$—	$—	$—	$—	$227
Interest capitalized	73,208	59,024	47,188	26,783	21,681

Fixed Charges	$73,208	$59,024	$47,188	$26,783	$21,908

Ratio of Earnings to Fixed Charges	5.04x	5.91x	3.53x	3.46x	3.21x